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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                      INDUSTRIAL SERVICES OF AMERICA, INC.
             -------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
             -------------------------------------------------------
                         (Title of Class of Securities)




                                   456314-10-3
             -------------------------------------------------------
                                 (CUSIP Number)




                                DECEMBER 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)


        *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 456314-10-3
         ---------------


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  NEIL C. SULLIVAN


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                  (a) [ ]
                  (b) [ ]

3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.


   NUMBER OF                        5.      SOLE VOTING POWER: 10,000
    SHARES
 BENEFICIALLY                       6.      SHARED VOTING POWER:  -0-
   OWNED BY
EACH REPORTING                      7.      SOLE DISPOSITIVE POWER: 10,000
  PERSON WITH
                                    8.      SHARED DISPOSITIVE POWER: -0-


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,000 SHARES


10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                           [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  LESS THAN 5%

12.      TYPE OF REPORTING PERSON

                  IN

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Item 1(a)  Name of Issuer: Industrial Services of America, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           7100 Grade Lane, P.O. Box 32428
           Louisville, Kentucky 40232

Item 2(a)  Name of Person Filing: Neil C. Sullivan

Item 2(b)  Address of Principal Office: 1901 Avenue of the Stars, 20th floor
                                        Los Angeles, CA  90067

Item 2(c)  Citizenship:  U.S.A.

Item 2(d)  Title of Class of Securities:  Common Stock

Item 2(e)  CUSIP Number: 456314-10-3

Item 3     If this statement is filed pursuant to Rules 13d-1(b) or 13-2(b) or
           (c): If this statement is filed pursuant to Rule 13d-1(c), check
           this box.         [X]

Item 4(a)  Amount Beneficially Owned: 10,000 shares.

Item 4(b)  Percent of Class: less than 5%

Item 4(c)  Number of shares as to which reporting person has:
           (i) sole power to vote or to direct the vote: 10,000
           (ii) shared power to vote or to direct the vote: -0-
           (iii) sole power to dispose or to direct the disposition of: 10,000
           (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 Ownership of 5% or Less of Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [X].

Item 6     Ownership of More than 5% on Behalf of Another Person: Not
           Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8     Identification and Classification of Members of the Group:  Not
           Applicable

Item 9     Notice of Dissolution of Group:  Not Applicable

Item 10 Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1999         /S/ Neil C. Sullivan
                                 -----------------------------------------
                                 Neil C. Sullivan